UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Mei Liang

RW LSG Holdings LLC

c/o Riverwood Capital Partners L.P.

70 Willow Road, Suite 100

Menlo Park, CA 94025

(650) 687-7300

Copy to:

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,888,421
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,888,421
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,888,421
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,888,421*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,888,421*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,888,421*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,888,421*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,888,421*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,888,421*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 49,888,421*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 49,888,421*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,888,421*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. RW LSG Management Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Persons (See Instructions) OO

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Persons (See Instructions) PN

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No. 53224G103

1.	Names of Reporting Persons. Riverwood Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,664,760*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,664,760*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,664,760*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Persons (See Instructions) OO

*	The Reporting Person disclaims beneficial ownership as described under Item 5.

This Amendment No. 4 supplements and amends the initial statement on Schedule 13D filed by (i) RW LSG Holdings LLC, (ii) Riverwood Capital Partners L.P., (iii) Riverwood Capital L.P., (iv) Riverwood Capital GP Ltd., (v) RW LSG Management Holdings LLC, (vi) Riverwood Capital Management L.P. and (vii) Riverwood Capital Management Ltd., with the Securities and Exchange Commission on June 4, 2012 with respect to shares of Common Stock, par value $0.001 per share, of Lighting Science Group Corporation (the “Initial Statement”) as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto filed with the Securities and Exchange Commission on June 13, 2012, June 20, 2012, and September 26, 2012 respectively (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following after the first paragraph thereof:

The aggregate funds used in connection with the purchase of the Series J Preferred (as defined in Item 4) were $2,394,000. These funds were provided from general funds available to the Reporting Persons, including capital contributions from their investors.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the third paragraph from the end thereof in its entirety with the following:

Series J Preferred Stock Subscription Agreement

On September 11, 2013, RW LSGH entered into a Preferred Stock Subscription Agreement (the “Series J Subscription Agreement”) with the Issuer and certain other parties identified therein, pursuant to which on such date RW LSGH purchased from the Issuer 2,394 shares of the Issuer’s Series J Convertible Preferred Stock, par value $0.001 per share (“Series J Preferred”) at a purchase price of $1,000 per share (the “Series J Stated Value”) or $2,394,000 in the aggregate.

Pursuant to the terms of the Series J Subscription Agreement, RW LSGH and the Issuer each made certain representations and warranties and the Issuer made certain indemnities, in each case regarding matters that are customarily included in investments of this nature. The Series J Subscription Agreement provides for the Issuer to reimburse RW LSGH for certain expenses incurred by it.

The Series J Subscription Agreement provides for the shares of Common Stock issuable upon conversion of the Series J Preferred to be treated as registrable securities under the Amended and Restated Registration Rights Agreement.

Certificate of Designation: Terms of Series J Preferred

Pursuant to the terms of the certificate of designation with respect to the Series J Preferred (the “Series J Certificate”), the holders of Series J Preferred are entitled to receive as a liquidation preference (the “Series J Liquidation Amount”) under certain circumstances an amount equal to the greater of the fair market value of the Common Stock issuable upon conversion of the Series J Preferred and a preferred return (the “Series J Returned Value”) which is calculated as: (x) 175% of the Series J Stated Value on or prior to May 26, 2014, and (y) 200% of the Series J Stated Value after May 26, 2014.

Pursuant to the terms of the Series J Certificate, the holders of Series J Preferred have the option at any time to convert all or any portion of their Series J Preferred into Common Stock at a rate determined by dividing the stated per share value of $1,000 by the conversion price then in effect. The conversion price is initially $0.95 and is subject to adjustment upon certain events. During the period commencing when fewer than 2,500 shares of Series J Preferred remain outstanding, the Issuer has the right to deliver notice requiring conversion of the Series J Preferred into Common Stock. In addition, the Series J Preferred shall also automatically be converted upon consummation of a QPO, with holders receiving a number of shares of Common Stock based on the purchase price in such initial public offering or the Series J Returned Value, whichever results in the larger number.

All outstanding Series J Preferred shall be redeemed in the event of any redemption of the Series H Preferred, except to the extent that a holder of Series J Preferred affirmatively elects not to have the Series J Preferred held by such holder redeemed.

In the event of a change of control transaction, the Issuer is required to make an offer to repurchase all of the outstanding shares of Series J Preferred for cash equal to the Series J Liquidation Amount.

In the event that the Board declares dividends payable on the Common Stock, the holders of Series J Preferred have the right to receive dividends in an amount equal to the amount of any dividends with respect to such shares of Series H Preferred on an as-converted-to-Common Stock basis.

The Series J Preferred ranks senior to all other preferred stock of the Issuer outstanding at the time of its issuance, including the Series H Preferred and Series I Preferred and to the Common Stock with respect to liquidation payments and dividends.

Amendment of Series H Certificate and Subscription Agreement

On September 11, 2013, in connection with the sale and issuance of the Series J Preferred, certain amendments were entered into with respect to the Series H Certificate and the Subscription Agreement with respect to the Series H Preferred.

The amended and restated Series H Certificate (the “Amended Series H Certificate”) reduced the conversion price with respect to the Series H Preferred to $0.95, which is the same as the conversion price for the Series J Preferred at the time of issuance thereof.

In an amendment to the Subscription Agreement with respect to the Series H Preferred (the “Series H Subscription Agreement Amendment”) RW LSGH agreed to terminate its right to seek indemnification from the Issuer for certain breaches of the representations and warranties contained in the Subscription Agreement.

The description of the terms and conditions of the Series J Subscription Agreement, the Series J Certificate, the Subscription Agreement, the Series H Subscription Agreement Amendment, the Series H Certificate, the Amended Series H Certificate, Registration Rights Agreement, the Co-Sale Letter, the Services Agreement, the Warrant, the Letter Agreements, the New Warrant, the Amended and Restated Registration Rights Agreement, the Four-Party Co-Sale Letter, the Three-Party Co-Sale Letter, the Control Event Letter, the Fee Waiver Letter and the Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement attached hereto as Exhibit 3, the Series H Certificate attached hereto as Exhibit 4, the Registration Rights Agreement attached hereto as Exhibit 5, the Co-Sale Letter attached hereto as Exhibit 6, the Services Agreement attached hereto as Exhibit 7, the Warrant attached hereto as Exhibit 8, the Letter Agreements attached hereto as Exhibits 9 and 10, the New Warrant attached hereto as Exhibit 11, the Amended and Restated Registration Rights Agreement attached hereto as Exhibit 12, the Four-Party Co-Sale Letter attached hereto as Exhibit 13, the Three-Party Co-Sale Letter attached hereto as Exhibit 14, the Control Event Letter attached hereto as Exhibit 15, the Fee Waiver Letter attached hereto as Exhibit 16, the Voting Agreement attached hereto as Exhibit 17, the Series J Subscription Agreement attached hereto as Exhibit 18, the Series J

Certificate attached hereto as Exhibit 19, the Amended Series H Certificate attached hereto as Exhibit 20, and the Series H Subscription Agreement Amendment attached hereto as Exhibit 21, each of which is incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first two paragraphs thereof in their entirety with the following:

(a), (b) The following disclosure assumes that there are 206,135,661 shares of Common Stock outstanding as of August 7, 2013, which figure is based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013 and filed on August 13, 2013, plus the number of shares of Common Stock that may be received upon the conversion of Series H Preferred, Series J Preferred and/or upon the exercise of the New Warrant, as applicable, beneficially owned by the Reporting Persons.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), RW LSGH may be deemed to beneficially own 49,888,421 shares of Common Stock, which are subject to issuance upon the conversion of the Series H Preferred and Series J held by RW LSGH and which constitute approximately 19.5% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the fourth paragraph thereof in its entirety with the following:

Pursuant to Rule 13d-3 under the Exchange Act, RW LSGM may be deemed to beneficially own 12,664,760 shares of Common Stock, which are subject to issuance upon exercise of the New Warrant held by RW LSGM and which constitute approximately 5.8% of the Common Stock outstanding as of the date of this filing.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the eighth paragraph thereof in its entirety with the following:

(c) Except as set forth in Item 4 hereof, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons nor any other persons named in response to Item 2 hereof has engaged in any transactions in any shares of Common Stock during the past sixty days.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding additional exhibits as follows:

18.	Preferred Stock Subscription Agreement, dated as of September 11, 2013, by and among Lighting Science Group Corporation, RW LSG Holdings, LLC and each of the other parties signatory thereto (filed herewith).

19.	Certificate of Designation of Series J Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on September 11, 2013 (filed herewith).

20.	Amended and Restated Certificate of Designation of Series H Convertible Preferred Stock of Lighting Science Group Corporation filed with the Secretary of State of Delaware on September 11, 2013 (filed herewith).

21.	Amendment No. 1 to Preferred Stock Subscription Agreement, by and among Lighting Science Group Corporation, RW LSG Holdings, LLC and each of the other parties signatory thereto (filed herewith).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2013

RW LSG HOLDINGS LLC

By:	Riverwood Capital Partners L.P.,
as Managing Member

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RW LSG MANAGEMENT HOLDINGS LLC

By:	Riverwood Capital Management L.P.,
as Managing Member

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL PARTNERS L.P

By:	Riverwood Capital L.P.,
as General Partner

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL L.P.

By:	Riverwood Capital GP Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL GP LTD.

By:	*
Name: Michael E. Marks
Title: Director & CEO

RIVERWOOD CAPITAL MANAGEMENT L.P.

By:	Riverwood Capital Management Ltd.,
as General Partner

By:	*
Name: Michael E. Marks
Title: Director

RIVERWOOD CAPITAL MANAGEMENT LTD.

By:	*
Name: Michael E. Marks
Title: Director

*/s/ Mei Liang
Attorney-in-Fact for Reporting Persons pursuant to Power of Attorney